UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Fund

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	58 employees
Assets Under Management (9/30/10)	$32.1 billion
US large cap equities	$16.3 billion (Longleaf Partners Fund $7.9 billion)
US small cap equities *(closed)*	$2.6 billion (Longleaf Partners Small-Cap Fund $2.6 billion)
International equities	$2.7 billion (Longleaf Partners International Fund $2.1billion)
Global equities	$10.5 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole public equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/10. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Research/Portfolio Management Team

Research Analysts/Fund Portfolio Managers

Mason Hawkins, CFA (CEO)	Memphis
Staley Cates, CFA (Dir. of Research)	Memphis
Brandon Arrindell	Memphis
Scott Cobb	London
Jason Dunn, CFA	Memphis
Ross Glotzbach, CFA	Memphis
Lowry Howell, CFA	Memphis
Manish Sharma	Singapore
Josh Shores, CFA	London
Ken Siazon	Singapore/Tokyo

Client Portfolio Managers

Jim Barton, CFA	Memphis
Lee Harper	Memphis
Fraser Marcus	Memphis/London
Peter Montgomery	Memphis
Gwin Myerberg	London
John Owen	Memphis
Gary Wilson, CFA	Memphis

See appendix for full biographies.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work approximate corporate worth can be determined for most businesses. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7 12% Growth of Corporate Intrinsic Value/Share

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case, Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

Risk Management Individual Investments Purchase stocks at less than 60% of intrinsic value to ensure a wide margin of safety Own competitively advantaged companies Partner with high quality management Own financially sound companies Invest for the long-term Research team makes decisions Devil's Advocate role 10 Portfolio Construction Concentrate in 18-22 most qualified names for adequate diversification Manage portfolio exposure: Normal position size 5% with occasional overweights Stock ownership typically <15% 3 company limit in same industry Hold cash if no qualifying investments Comply with individual client guidelines Research team decides firm-wide changes Client portfolio managers monitor individual portfolios in real time Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk.

Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is approximately 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a large margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 18 to 22 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 34-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages 11

Longleaf Partners Fund Information Portfolio Details at 9/30/10 IPO 4/8/87 Assets $7.9 billion # of Securities 21 YTD Expense ratio 0.91% YTD Turnover 27.4% Wtd. market cap $20.5 billion Symbol LLPFX Net Asset Value $25.69 Top 10 Holdings at 9/30/10 DIRECTV 8.9% Chesapeake Energy 7.4% Dell 7.3% Walt Disney 6.1% Pioneer Natural Resources 5.9% Yum! Brands 5.3% Aon Corporation 5.2% Loews Corporation 4.5% The Bank of New York Mellon 4.5% NKSJ Holdings 4.5% 12

Longleaf Partners Fund Performance

Periods ending 9/30/10, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**11.8%**	**-1.2%**	**66.3%**	**228.5%**	**874.9%**	**1019.6%**
S&P 500	10.2%	3.2%	-4.2%	155.5%	465.8%	570.1%
Inflation +10%	11.1%	75.3%	219.4%	476.8%	958.1%	1622.6%

Annualized Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**11.8%**	**-0.2%**	**5.2%**	**8.3%**	**12.1%**	**10.8%**
S&P 500	10.2%	0.6%	-0.4%	6.5 %	9.1%	8.4%
Inflation +10%	11.1 %	11.9%	12.3%	12.4%	12.6 %	12.9%

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. In 2010, the use of currency hedging as a routine investment strategy was ceased. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Longleaf Partners Fund Performance

Yearly Performance, net of fees as of 9/30/10

Year	Net	S&P 500	Year	Net	S&P 500	Year	Net	S&P 500
1987*	-13.00%	-13.30%	1995	27.50%	37.60%	2003	34.80%	28.70%
1988	35.20%	16.60%	1996	21.00%	23.00%	2004	7.10%	10.90%
1989	23.30%	31.70%	1997	28.30%	33.40%	2005	3.60%	4.90%
1990	-16.40%	-3.10%	1998	14.30%	28.60%	2006	21.60%	15.80%
1991	39.20%	30.50%	1999	2.20%	21.00%	2007	-0.40%	5.50%
1992	20.50%	7.60%	2000	20.60%	-9.10%	2008	-50.60%	-37.00%
1993	22.20%	10.10%	2001	10.30%	-11.90%	2009	53.60%	26.50%
1994	9.00%	1.30%	2002	-8.30%	-22.10%	YTD	6.6%	3.9%

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended September 30,2010 are as follows: Longleaf Partners Fund, 11.8%,-0.2%, and 5.2%; S&P 500 Index,10.2%, 0.6%, and -0.4%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. In 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Research Analysts/Fund Portfolio Managers 15

Appendix - Biographies Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Research Analysts/Fund Portfolio Managers Continued 16

Appendix - Biographies Josh Shores, CFA Analyst Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Brandon Arrindell Junior Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Junior Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 Research Analysts/Fund Portfolio Managers Continued 17

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Fraser E. Marcus **Head of Global Business Development**
Southeastern since 2010. Based in Memphis/London.
2007-2009, Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London.
2004-2007, Managing Partner, Dartmouth Capital Partners LLP, London.
1999-2004, Managing Director, Co-Head Investment Banking, ING Barings, London.
1993-1999, Managing Partner, The Chief Executive Partnerships, London.
1979-1993, Managing Director, Investment Banking, Saloman Brothers, London & New York.
1976-1979, Vice President, Manufacturers Hanover Limited, London & New York.
B.A. (English and Mathematics) Dartmouth College, 1976

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Appendix - Biographies

Client Portfolio Managers Continued

Peter T. Montgomery **Associate**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

Gwin Myerberg **Associate**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

John R. Owen, Jr. **Associate**
Southeastern since 2010.
2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO.
2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA.
2001-2004, Analyst, Willamette Management Associates, Atlanta, GA.
B.S. (Management) Georgia Institute of Technology, 2001

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Gwin Myerberg gmyerberg@llpf.com 20 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Fraser Marcus fmarcus@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

Longleaf Partners Fund

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	58 employees
Assets Under Management (9/30/10)	$32.1 billion
US large cap equities	$16.3 billion (Longleaf Partners Fund $7.9 billion)
US small cap equities *(closed)*	$2.6 billion (Longleaf Partners Small-Cap Fund $2.6 billion)
International equities	$2.7 billion (Longleaf Partners International Fund $2.1billion)
Global equities	$10.5 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole public equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/10. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

Southeastern Asset Management, Inc.®
3

Research/Portfolio Management Team

Research Analysts/Fund Portfolio Managers

Mason Hawkins, CFA (CEO)	Memphis
Staley Cates, CFA (Dir. of Research)	Memphis
Brandon Arrindell	Memphis
Scott Cobb	London
Jason Dunn, CFA	Memphis
Ross Glotzbach, CFA	Memphis
Lowry Howell, CFA	Memphis
Manish Sharma	Singapore
Josh Shores, CFA	London
Ken Siazon	Singapore/Tokyo

Client Portfolio Managers

Jim Barton, CFA	Memphis
Lee Harper	Memphis
Fraser Marcus	Memphis/London
Peter Montgomery	Memphis
Gwin Myerberg	London
John Owen	Memphis
Gary Wilson, CFA	Memphis

See appendix for full biographies.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work approximate corporate worth can be determined for most businesses. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7 12% Growth of Corporate Intrinsic Value/Share

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case, Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

Risk Management Individual Investments Purchase stocks at less than 60% of intrinsic value to ensure a wide margin of safety Own competitively advantaged companies Partner with high quality management Own financially sound companies Invest for the long-term Research team makes decisions Devil's Advocate role 10 Portfolio Construction Concentrate in 18-22 most qualified names for adequate diversification Manage portfolio exposure: Normal position size 5% with occasional overweights Stock ownership typically <15% 3 company limit in same industry Hold cash if no qualifying investments Comply with individual client guidelines Research team decides firm-wide changes Client portfolio managers monitor individual portfolios in real time Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk.

Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is approximately 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a large margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 18 to 22 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 34-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages 11

Longleaf Partners Fund Information Portfolio Details at 9/30/10 IPO 4/8/87 Assets $7.9 billion # of Securities 21 YTD Expense ratio 0.91% YTD Turnover 27.4% Wtd. market cap $20.5 billion Symbol LLPFX Net Asset Value $25.69 Top 10 Holdings at 9/30/10 DIRECTV 8.9% Chesapeake Energy 7.4% Dell 7.3% Walt Disney 6.1% Pioneer Natural Resources 5.9% Yum! Brands 5.3% Aon Corporation 5.2% Loews Corporation 4.5% The Bank of New York Mellon 4.5% NKSJ Holdings 4.5% 12

Longleaf Partners Fund Performance In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. In 2010, the use of currency hedging as a routine investment strategy was ceased. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund. Periods ending 9/30/10, net of fees Periods ending 9/30/10, net of fees Periods ending 9/30/10, net of fees Periods ending 9/30/10, net of fees Periods ending 9/30/10, net of fees Periods ending 9/30/10, net of fees Periods ending 9/30/10, net of fees Periods ending 9/30/10, net of fees Cumulative Total Return Cumulative Total Return Cumulative Total Return Cumulative Total Return Cumulative Total Return Cumulative Total Return Cumulative Total Return Cumulative Total Return IPO 1 year 5 years 10 years 15 years 20 years 20 years (4/8/87) LLPF 11.8% -1.2% 66.3% 228.5% 874.9% 874.9% 1019.6% S&P 500 10.2% 3.2% -4.2% 155.5% 465.8% 465.8% 570.1% Inflation +10% 11.1% 75.3% 219.4% 476.8% 958.1% 1622.6% Annualized Return Annualized Return Annualized Return Annualized Return Annualized Return Annualized Return Annualized Return Annualized Return IPO 1 year 5 years 10 years 15 years 20 years 20 years (4/8/87) LLPF 11.8% -0.2% 5.2% 8.3% 12.1% 12.1% 10.8% S&P 500 10.2% 0.6% -0.4% 6.5% 9.1% 9.1% 8.4% Inflation +10% 11.1% 11.9% 12.3% 12.4% 12.6% 12.6% 12.9% 13

Longleaf Partners Fund Performance *Partial year, initial public offering 4/8/87 Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended September 30,2010 are as follows: Longleaf Partners Fund, 11.8%,-0.2%, and 5.2%; S&P 500 Index,10.2%, 0.6%, and -0.4%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. In 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund. Yearly Performance, net of fees as of 9/30/10 Year Net S&P 500 S&P 500 Year Net S&P 500 Year Net S&P 500 1987* -13.00% -13.30% 1995 27.50% 37.60% 2003 34.80% 28.70% 1988 35.20% 16.60% 1996 21.00% 23.00% 2004 7.10% 10.90% 1989 23.30% 31.70% 1997 28.30% 33.40% 2005 3.60% 4.90% 1990 -16.40% -3.10% 1998 14.30% 28.60% 2006 21.60% 15.80% 1991 39.20% 30.50% 1999 2.20% 21.00% 2007 -0.40% 5.50% 1992 20.50% 7.60% 2000 20.60% -9.10% 2008 -50.60% -37.00% 1993 22.20% 10.10% 2001 10.30% -11.90% 2009 53.60% 26.50% 1994 9.00% 1.30% 2002 -8.30% -22.10% YTD 6.6% 3.9% 14

Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Research Analysts/Fund Portfolio Managers 15

Appendix - Biographies Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Research Analysts/Fund Portfolio Managers Continued 16

Appendix - Biographies Josh Shores, CFA Analyst Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Brandon Arrindell Junior Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Junior Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 Research Analysts/Fund Portfolio Managers Continued 17

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA — **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper — **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA — **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Fraser E. Marcus — **Head of Global Business Development**
Southeastern since 2010. Based in Memphis/London.
2007-2009, Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London.
2004-2007, Managing Partner, Dartmouth Capital Partners LLP, London.
1999-2004, Managing Director, Co-Head Investment Banking, ING Barings, London.
1993-1999, Managing Partner, The Chief Executive Partnerships, London.
1979-1993, Managing Director, Investment Banking, Saloman Brothers, London & New York.
1976-1979, Vice President, Manufacturers Hanover Limited, London & New York.
B.A. (English and Mathematics) Dartmouth College, 1976

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Appendix - Biographies

Client Portfolio Managers Continued

Peter T. Montgomery **Associate**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

Gwin Myerberg **Associate**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

John R. Owen, Jr. **Associate**
Southeastern since 2010.
2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO.
2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA.
2001-2004, Analyst, Willamette Management Associates, Atlanta, GA.
B.S. (Management) Georgia Institute of Technology, 2001

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Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Gwin Myerberg gmyerberg@llpf.com 20 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Fraser Marcus fmarcus@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

Longleaf Partners Small-Cap Fund

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	58 employees
Assets Under Management (9/30/10)	$32.1 billion
US large cap equities	$16.3 billion (Longleaf Partners Fund $7.9 billion)
US small cap equities *(closed)*	$2.6 billion (Longleaf Partners Small-Cap Fund $2.6 billion)
International equities	$2.7 billion (Longleaf Partners International Fund $2.1billion)
Global equities	$10.5 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole public equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 9/30/10. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

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Research/Portfolio Management Team

Research Analysts/Fund Portfolio Managers

Mason Hawkins, CFA (CEO)	Memphis
Staley Cates, CFA (Dir. of Research)	Memphis
Brandon Arrindell	Memphis
Scott Cobb	London
Jason Dunn, CFA	Memphis
Ross Glotzbach, CFA	Memphis
Lowry Howell, CFA	Memphis
Manish Sharma	Singapore
Josh Shores, CFA	London
Ken Siazon	Singapore/Tokyo

Client Portfolio Managers

Jim Barton, CFA	Memphis
Lee Harper	Memphis
Fraser Marcus	Memphis/London
Peter Montgomery	Memphis
Gwin Myerberg	London
John Owen	Memphis
Gary Wilson, CFA	Memphis

See appendix for full biographies.

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work approximate corporate worth can be determined for most businesses. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7 12% Growth of Corporate Intrinsic Value/Share

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case, Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

Risk Management Individual Investments Purchase stocks at less than 60% of intrinsic value to ensure a wide margin of safety Own competitively advantaged companies Partner with high quality management Own financially sound companies Invest for the long-term Research team makes decisions Devil's Advocate role 10 Portfolio Construction Concentrate in 18-22 most qualified names for adequate diversification Manage portfolio exposure: Normal position size 5% with occasional overweights Stock ownership typically <15% 3 company limit in same industry Hold cash if no qualifying investments Comply with individual client guidelines Research team decides firm-wide changes Client portfolio managers monitor individual portfolios in real time Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk.

Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is approximately 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a large margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 18 to 22 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 34-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages 11

Longleaf Partners Small-Cap Fund Information Portfolio Details at 9/30/10 IPO 2/21/89 Assets $2.6 billion # of Securities 20 YTD Expense ratio 0.93% YTD Turnover 11.7% Wtd. market cap $3.2 billion Symbol LLSCX Net Asset Value $23.66 Top 10 Holdings at 9/30/10 tw telecom 9.6% Fairfax Financial 7.5% Fair Isaac 6.8% Dillard's 6.3% Pioneer Natural Resources 5.9% Texas Industries 5.3% DineEquity 5.1% Service Corp International 4.8% Wendy's/Arby's Group 4.7% Everest Re Group 4.4% 12

Longleaf Partners Small-Cap Fund Performance

Periods ending 9/30/10, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**16.7%**	**19.5%**	**125.1%**	**384.5%**	**700.8%**
Russell 2000	13.4%	8.3%	47.9%	165.3%	491.1%
Inflation +10	11.1%	75.4%	219.4%	476.8%	1249.6%

Annualized Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**16.7%**	**3.6%**	**8.5%**	**11.9%**	**10.1%**
Russell 2000	13.4%	1.6%	4.0%	6.7%	8.6%
Inflation +10	11.1%	11.9%	12.3%	12.4%	12.8%

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

Southeastern Asset Management, Inc.®

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Longleaf Partners Small-Cap Fund Performance

Yearly Performance, net of fees as of 9/30/10

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.5%	10.6%	2000	12.8%	-3.0%
1990*	-30.1%	-19.5%	2001	5.5%	2.5%
1991*	26.3%	46.0%	2002	-3.7%	-20.5%
1992	6.9%	18.4%	2003	43.9%	47.3%
1993	19.8%	18.9%	2004	14.8%	18.3%
1994	3.7%	-1.8%	2005	10.8%	4.6%
1995	18.6%	28.5%	2006	22.3%	18.4%
1996	30.6%	16.5%	2007	2.8%	-1.6%
1997	29.0%	22.4%	2008	-43.9%	-33.8%
1998	12.7%	-2.6%	2009	49.3%	27.2%
1999	4.1%	21.3%	YTD	8.7%	9.1%

 # Partial year, initial public offering on 2/21/89 – 12/31/89

**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

Average annual total returns for the Longleaf Partners Small-Cap Fund and its respective benchmark for the one, five, and ten year period ended September 30,2010 are as follows: Longleaf Partners Small-Cap Fund, 16.7%, 3.6%, and 8.5%; Russell 2000 Index, 13.4%, 1.6%, and 4.0%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or www.longleafpartners.com/misc/prospectus.cfm for a current copy of the Prospectus and Summary Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Research Analysts/Fund Portfolio Managers 15

Appendix - Biographies Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Research Analysts/Fund Portfolio Managers Continued 16

Appendix - Biographies Josh Shores, CFA Analyst Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Brandon Arrindell Junior Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Junior Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 Research Analysts/Fund Portfolio Managers Continued 17

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Fraser E. Marcus **Head of Global Business Development**
Southeastern since 2010. Based in Memphis/London.
2007-2009, Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London.
2004-2007, Managing Partner, Dartmouth Capital Partners LLP, London.
1999-2004, Managing Director, Co-Head Investment Banking, ING Barings, London.
1993-1999, Managing Partner, The Chief Executive Partnerships, London.
1979-1993, Managing Director, Investment Banking, Saloman Brothers, London & New York.
1976-1979, Vice President, Manufacturers Hanover Limited, London & New York.
B.A. (English and Mathematics) Dartmouth College, 1976

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Appendix - Biographies

Client Portfolio Managers Continued

Peter T. Montgomery **Associate**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

Gwin Myerberg **Associate**
Southeastern since 2008. Based in London.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004, Consultant, Deloitte and Touche, New York.
B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003

John R. Owen, Jr. **Associate**
Southeastern since 2010.
2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO.
2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA.
2001-2004, Analyst, Willamette Management Associates, Atlanta, GA.
B.S. (Management) Georgia Institute of Technology, 2001

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Gwin Myerberg gmyerberg@llpf.com 20 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Fraser Marcus fmarcus@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

TO OUR SHAREHOLDERS:	October 18, 2010

All three Longleaf Funds made substantial gains in the quarter. Results far exceeded inflation plus 10% over the last three months but were less than the relevant indices. Thus far in 2010 both the Partners Fund and International Fund remain well ahead of their benchmarks, and each Fund has exceeded its benchmark over the last twelve months. The Funds have delivered superior long-term returns. Market volatility continued with September accounting for much of the quarter’s gain. We are continuing to find compelling opportunities for the three Funds.

	Cumulative Returns through September 30, 2010(1)
	Since IPO(1)	20 Year	10 Year	5 Year	1 Year	YTD	Q3

Partners Fund (4/8/87 IPO)	1019.6%	874.9%	66.3%	(1.2)%	11.8%	6.6%	8.4%
S&P 500 Index	570.1	465.8	(4.2)	3.2	10.2	3.9	11.3

Small-Cap Fund (2/21/89 IPO)	700.8	778.6	125.1	19.5	16.7	8.7	9.6
Russell 2000 Index	491.1	607.2	48.0	8.3	13.4	9.1	11.3

International Fund (10/26/98 IPO)	194.7	NA	76.4	9.5	7.4	5.9	16.4
EAFE Index	57.6	NA	28.8	10.2	3.3	1.1	16.5

Inflation plus 10%	(2)	958.1	219.4	75.4	11.1	8.0	3.2

(1)During the inception year, the S&P 500 Index and the EAFE Index were available at month-end only; therefore, the S&P 500 Index value at 3-31-87 and the EAFE Index value at 10-31-98 were used to calculate performance since inception. All returns include reinvested dividends and distributions but not the deduction of taxes. Current performance may be lower or higher. Prior to 2010 the Funds used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment may be worth more or less than the purchase prices. Call (800)445-9469 or go to www.longleafpartners.com for current performance information and www.longleafpartners.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses.

(2) Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1622.6%, 1249.6% and 308.3%, respectively.

	Average Annual Returns through September 30, 2010
	Since IPO(1)	20 Year	10 Year	5 Year	1 Year

Partners Fund (4/8/87 IPO)	10.8%	12.1%	5.2%	(0.2)%	11.8%
S&P 500 Index	8.4	9.1	(0.4)	0.6	10.2

Small-Cap Fund (2/21/89 IPO)	10.1	11.5	8.5	3.6	16.7
Russell 2000 Index	8.6	10.3	4.0	1.6	13.4

International Fund (10/26/98 IPO)	9.5	NA	5.8	1.8	7.4
EAFE Index	3.9	NA	2.6	2.0	3.3

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The number of on-deck prospective investments remains higher than normal. Our analysts have presented numerous new ideas for consideration; we are fully invested; our most difficult decisions are choosing between great companies we own and qualified new ones; and we have added ten names across Southeastern’s portfolios over the last six months. Investor fear driven solely by global macro concerns is fueling our research productivity. During the quarter Investors Intelligence reported that the spread between bulls and bears had fallen to the same level as March of 2009.1 The New York Times noted on October 1 that “fixed income markets have seen greater inflows than equities did during the tech bubble of 2000.”2 Record low interest rates in many developed countries imply macro concerns about a double-dip recession and/or deflation. Conversely, gold’s record highs and the concomitant “flight to safety” indicate macro concerns about inflation. Evidence of the macro obsession and utter disregard for individual company merits comes in various forms – individual stock movements are highly correlated with overall market moves; macro funds have increased in number and net flows; and perhaps most tellingly, the Wall Street Journal recently quoted one research firm as declaring that “Stock picking is a dead art form.”3

Not only are investors concerned about sovereign debt, growing deficits, and lackluster economic growth, they also extrapolate the “lost decade” as representative of what most developed markets will deliver in the future. Our conservative and growing company appraisals, our long-term time horizon, and that of our clients give us the ability to seize the opportunity created by short-term macro fears and the mispricing of superior global businesses.

Overwhelming pessimism coupled with the Funds’ single-digit ten year returns have led some to ask if Southeastern’s goal of inflation plus 10% is still relevant and achievable. It is certainly relevant, and we are confident it is achievable over the coming decade. We and our clients require positive real rates of return to fund retirement, pay tuitions, and support charitable causes. As business owners via equities we demand a meaningful premium for the risks inherent in owning versus lending. For over 80 years corporate bonds have generated 5.9% per year, or a real rate closer to 3%. Additionally, as active equity investors we should deliver a premium to the market over time. Over a 40 year history international stocks have delivered a nominal 10.2% annually, and U.S. stocks have done 9.9%.4 Inflation plus 10% corresponds with our view that over market cycles we should deliver positive returns that properly compensate us for ownership versus lending and that provide a meaningful premium to what an unmanaged basket of securities will produce. Our absolute goal does not imply, however, a “market neutral” approach that tries to remove market volatility from our results via shorting, derivatives, or other methods. While we will suffer from the headwinds and benefit from the tailwinds of equity market cycles, our long-term results should add excess returns above the market’s net moves.

For the majority of the Funds’ lives, we have exceeded inflation plus 10%. We analyzed annual cumulative returns assuming an investment was made at the outset of every year in each Fund. Over the 529 measuring periods shareholder results exceeded our goal 56% of the time. The huge markdowns of 2008 dominate recent data. Prior to 2008 we exceeded a real 10% return in 69% of the periods. The Funds have also delivered a substantial premium to their indices. The same cumulative return data shows that the Funds outperformed their benchmarks in 74% of the periods, including the last two years.

For our current partners the important question is not whether we achieved our goal in the past, but whether inflation plus 10% is realistic from this point. We believe mid-teen returns are achievable based solely on the metrics of the businesses we own. The collective free cash flow yield of our companies is approximately 10% today – meaning that if revenues and expenses show no improvement, the businesses will deliver an annual free cash flow return of 10%. In addition, most of our investees have excess capacity that will allow them to grow their revenues in mid-single digits over the next 5 years without additional capital expenditures. Beyond these implied double-digit returns that our holdings can generate in a static spending mode, additional gains will come if P/E’s migrate to historic averages. Finally, hindsight bias is fostering the expectation that the substantially lower ten year average returns of today will be repeated in the next decade. Ironically, this hindsight is a poor predictor since the

1 Investors Intelligence, September 1, 2010, “Advisors Sentiment.”
2 New York Times, October 1, 2010, “Cautious Positions May Be Overdone.”
3 Wall Street Journal, September 24, 2010, “Macro Forces in Market Confound Stock Pickers.”
4 Historic market data sourced from 2010 Ibbotson Stocks, Bonds, Bills and Inflation Classic Yearbook, pages 25 and 152.

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mathematic probability of returning to more normal multiples of earnings and cash flow is much higher following a prolonged period of depressed stock prices. The Longleaf Funds’ companies are worth a great deal more than their current prices, with P/Vs in the low-60s% range. Those values are conservative and growing. In more macro terms, given that both U.S. and international markets have delivered approximately 10% per year over multiple decades, and given the S&P 500’s current 10 year performance of (0.4)% and EAFE’s paltry 2.6%, the law of averages would argue for a significantly more rewarding decade than the last for equity owners. We have the portfolio foundation to deliver our goal without a market reversion to the mean, but the rampant pessimism surrounding stocks and the level of macro-based fear increases the likelihood of a tailwind.

We have attached several articles to provide additional perspective on how discounted equities are (New York Times) and the compelling case for some of our core holdings (Value Investor Insight). If you are interested in the 20 page reprint of the August 9, 2010 Outstanding Investor Digest article on Southeastern, you may order a printed copy. We are grateful for your partnership. We believe the outstanding quality both of what we own and our management partners, as well as the discounted prices of those businesses, will be particularly rewarding.

Sincerely,

O. Mason Hawkins, CFA	G. Staley Cates, CFA
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.

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